**Rachel Barnett**
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

October 11, 2024

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 52 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 52 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as the following exhibit(s)[1]:

**Exhibit F**
Addendum F-10 IEX Data Subscriber Agreement and Forms
Addendum F-19 is the IEX Controlled Data Recipient Agreement
Addendum F-20 is the IEX Non-Display Use Declaration

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addenda currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

---

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY):<br>10/11/24 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007
   24003476
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/24
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/11/24 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4... (Signature) Rachel Barnett, Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

***This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.***

*Based upon relief from Commission staff, Investors' Exchange LLC is making this filing without notarization.

**Investors' Exchange LLC**

**Date of filing: October 11, 2024**

**Date as of which the information is accurate: October 11, 2024**

**A complete set of all forms pertaining to:**

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Attached as Addendum F-1 is the IEX Member Application.

Addendum F-2 has been retired.

Attached as Addendum F-3 are the IEX Member Agreements.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access

Agreements. Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 are the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Services Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Subscriber Agreement and Forms.

Addendum F-11 has been retired.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Attached as Addendum F-17 is the IEX RMO Application Retail Order Attestation.

Attached as Addendum F-18 is the IEX Equities Port Request Form.

Attached as Addendum F-19 is the IEX Controlled Data Recipient Agreement.

Attached as Addendum F-20 is the IEX Non-Display Use Declaration.

**Addendum F-10**

# IEX DATA SUBSCRIBER AGREEMENT AND FORMS

Each Data Subscriber applying to receive authorized access to Investors' Exchange LLC ("IEX") data must complete, sign and deliver the identified materials on the checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

## CHECKLIST

| IEX Data Subscriber Agreement and Forms |
|---|
| ☐ IEX Data Subscriber Agreement (pg. 2 – 13)<br>☐ Data Request Form (Exhibit A to IEX Data Subscriber Agreement)<br>☐ List of Affiliates (Exhibit B to IEX Data Subscriber Agreement) |
| **Connectivity Services Agreement and Forms** |
| ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet)<br>☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) |

Note: All agreements and forms sent to IEX will be reviewed for completeness. Data Subscriber is required to promptly notify IEX in writing of any information or documentation submitted that becomes inaccurate or incomplete following submission and provide an update to such information or documentation. All agreements and forms are deemed confidential by IEX. Agreements or forms may, however, be shared with regulators, self-regulatory organizations (e.g., FINRA) or professional advisors or auditors upon request who are bound by customary obligations of confidentiality.

*[Remainder of page intentionally left blank.]*

# IEX DATA SUBSCRIBER AGREEMENT

This IEX Data Subscriber Agreement and the Exhibits attached hereto (collectively, this "Agreement") is made by and between IEX (as defined below) and the undersigned Data Subscriber, with an effective date as of the date executed by Data Subscriber (as indicated on the signature page hereto). This Agreement is supplemented by the (i) IEX Market Data Policies, Regulatory Requirements, Fee Schedule, IEX Specifications, and any other documents incorporated by reference, in each case as amended from time to time and available on the IEX Website, https://exchange.iex.io/ or its successor site(s) and (ii) any Additional Agreements (as defined below) (collectively clauses (i) and (ii), the "Additional Documentation"). Data Subscriber warrants and covenants to be bound by the Additional Documentation to the same extent as this Agreement. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the IEX Market Data Policies, Regulatory Requirements, Fee Schedule, IEX Specifications or other document incorporated by reference, as the case may be.

1. **Definitions.** The following terms, when used in this Agreement, shall have the meanings set forth below:

**"Act"** means the Securities Exchange Act of 1934, as amended.

**"Additional Agreements"** means any additional terms and conditions or agreements entered into in writing by Data Subscriber with IEX relating to the subject matter hereof, including but not limited to, the Connectivity Services Agreement, in each case as the same may be amended from time to time.

**"Affiliate"** means any individual, corporation, company, partnership, limited partnership, limited liability company, trust, association or other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such party.

**"Claims and Losses"** means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, fines, judgments, settlements, and reasonable costs and expenses of whatever nature whether or not foreseeable, including but not limited to, reasonable administrative costs, investigatory costs, litigation costs, and auditors' and attorneys' fees and expenses and related disbursements.

**"Controlled Data Recipient"** means any Person who (i) receives IEX Market Data from a Data Subscriber via Controlled Distribution, and (ii) is not a Data User or Affiliate of such Data Subscriber.

"**Controlled Distribution**" has the meaning set forth in the IEX Market Data Policies.

**"Data Subscriber"** means the undersigned, or as context requires any other Person that receives IEX Market Data, either directly from IEX or from another Data Subscriber, and is required to sign an IEX Data Subscriber Agreement pursuant to the IEX Market Data Policies. Data Subscriber does not include any Service Facilitator.

**"Data Subscriber Indemnified Parties"** means, collectively, Data Subscriber and its Affiliates, and its and their respective owners, officers, directors, employees, and agents.

**"Data User"** means any internal user of a Data Subscriber that receives IEX Market Data.

**"Delayed IEX Market Data"** has the meaning set forth in the IEX Market Data Policies.

**"Derived Data"** means any information generated in whole or in part from IEX Market Data if and only if the information generated cannot be reverse engineered to recreate all or a portion of any IEX Market Data or be used to create other data or information that is recognizable as a reasonable substitute for IEX Market Data. Derived Data does not include indices, financial instruments or other investment products created in whole or in part from IEX Market Data whether or not such indices, financial instruments or other investment products otherwise meet the definition of Derived Data.

**"External Data Subscriber"** means any Person who (i) receives IEX Market Data from a Data Subscriber via Uncontrolled Distribution, and (ii) is not a Data User or Affiliate of such Data Subscriber.

**"Fee Schedule"** means the schedule of fees for IEX Market Data, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/fee-schedule/ or its successor site(s).

**"IEX"** means Investors' Exchange LLC or its successors or assigns.

**"IEX Controlled Data Recipient Agreement"** means the IEX Controlled Data Recipient Agreement, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

**"IEX Indemnified Parties"** means, collectively, IEX and its subsidiaries, parent, Affiliates, third-party information providers, and its and their respective owners, managers, officers, directors, employees, shareholders, advisors, representatives and agents.

**"IEX Market Data"** means data and other information distributed by IEX, including but not limited to, the IEX TOPS and IEX DEEP feeds or any other market data products provided by IEX. For purposes of clarity, IEX Market Data does not include IEX Historical Data, which IEX may make available from time to time, as further described in the IEX Market Data Policies.

**"IEX Market Data Policies"** means the policies with respect to the receipt, use and distribution of IEX Market Data, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

**"IEX Rule Book"** means the IEX rule book, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

**"IEX Specifications"** means the specifications for the IEX System with which Data Subscriber's system(s) must comply, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

**"IEX System"** means IEX's system for the creation of, provision of access to and/or distribution of IEX Market Data.

**"IEX Website"** means the IEX website located at https://exchange.iex.io/ or its successor site(s).

**"Member"** means any member of IEX, as defined in the IEX Rule Book.

**"Member Data Subscriber"** means a Data Subscriber who is also a Member.

**"Person"** means any individual natural person, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

**"Real-Time IEX Market Data"** has the meaning set forth in the IEX Market Data Policies.

**"Regulatory Requirements"** means, as in effect from time to time, (a) the rules, regulations, interpretations, decisions, opinions, orders, and other requirements of the U.S. Securities and Exchange Commission or other applicable regulatory authorities; (b) the rules and regulations, disciplinary decisions, and rule interpretations of IEX; (c) IEX's decisions, interpretations, user guides, operating procedures, requirements, and other documentation that is regulatory or technical in nature published on the IEX Website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other legal or regulatory requirements.

**"Service Facilitator"** means a third party authorized by IEX to (i) receive IEX Market Data from Data Subscriber solely for the purpose of facilitating the distribution of IEX Market Data to Data Subscriber's Data Users, Controlled Data Recipients or External Data Subscribers, or (ii) provide hosting services to Data Subscriber solely for technology support purposes without using IEX Market Data for its own consumption or distribution to any third party other than Data Subscriber.

**"Uncontrolled Distribution"** has the meaning set forth in the IEX Market Data Policies.

**"User Agreement"** means the agreement (either via a written contract or via rules in the IEX Rule Book applicable to Members, in each case as amended from time to time) by and between a Member Data Subscriber and IEX, pursuant to which Data Subscriber has the right to access IEX to, among other things, enter orders on IEX, receive status updates on orders, cancel orders, and execute trades against orders on IEX.

2. **Member Data Subscribers.** All rights under this Agreement granted to any Member Data Subscriber are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to and restrictions imposed on Data Subscriber under their respective User Agreement. Each Member Data Subscriber expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Subscriber's obligations and responsibilities as a Member; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by IEX to enforce compliance with, or impose sanctions for violations of, applicable Regulatory Requirements; and (c) any material breach of Member's obligations under this Agreement

could result in the suspension or cancellation of Data Subscriber's membership on IEX in accordance with applicable Regulatory Requirements.

3. **License.** Subject to the terms of this Agreement and Data Subscriber's Data Request Form as approved by IEX, IEX hereby grants to Data Subscriber a worldwide, limited, non-exclusive, non-transferable (except as provided in Section 18), revocable license permitting Data Subscriber to: (a) access, store, process, commingle, use and distribute for their own internal purposes, any IEX Market Data received directly from IEX or from another authorized Data Subscriber; and (b) create, use and distribute Derived Data. If Data Subscriber or its Data Users desires to distribute IEX Market Data to Controlled Data Recipients or External Data Subscribers, Data Subscriber must (i) indicate this desire on Exhibit A – Data Request Form, (ii) control each Controlled Data Recipient's and External Data Subscriber's entitlement to the IEX Market Data in accordance with the IEX Market Data Policies, and (iii) ensure that each Controlled Data Recipient and External Data Subscriber, if required under the IEX Market Data Policies, has entered into the applicable agreement as set forth in the IEX Market Data Policies permitting such Controlled Data Recipient or External Data Subscriber to access such IEX Market Data. For purposes of clarity, Data Subscriber may distribute Derived Data to any Controlled Data Recipient or External Data Subscriber free of charge and without such Controlled Data Recipient or External Data Subscriber having to enter into any agreement. Data Subscriber must require that all of its Data Users, Controlled Data Recipients, and External Data Subscribers (i) attribute IEX as the source of the IEX Market Data as further outlined in the IEX Market Data Policies and (ii) display the required delay disclaimer, where applicable, as further outlined in the IEX Market Data Policies.

   Data Subscriber may use a Service Facilitator to facilitate Data Subscriber's distribution of IEX Market Data, provided that Data Subscriber has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any IEX Market Data to any Service Facilitator, that (i) includes all limitations on the Service Facilitator's right to distribute the IEX Market Data to third parties; and (ii) protects IEX and the IEX Indemnified Parties to the same extent as if the Service Facilitator had signed an IEX Data Subscriber Agreement with IEX directly.

   Notwithstanding anything else to the contrary, Data Subscriber shall not and shall cause all of its Data Users, Affiliates, Controlled Data Recipients, and External Data Subscribers (unless such Controlled Data Recipients or External Data Subscribers are party to an IEX Data Subscriber Agreement) not to (i) access, store, process, commingle, use, or distribute IEX Market Data except as expressly permitted under this Agreement, (ii) use or permit any third party to use IEX Market Data for the creation or calculation of any index or similar work, or in connection with the creation of any financial instrument or investment product, except as authorized in writing in advance by IEX, (iii) format, display, or alter the information or data received through and from the IEX Market Data in violation of IEX requirements, including but not limited to, the IEX Specifications; (iv) alter the IEX Market Data in any manner that adversely affects its accuracy or integrity or otherwise renders the IEX Market Data unfair, uninformative, fictitious, misleading, or discriminatory; or (v) interfere with or adversely affect any of the component parts or processes of the IEX Market Data or the IEX System, the use thereof by any other authorized Persons, or the distribution or operation of the IEX Market Data or the IEX System.

   Except as set forth in this Section 3, no other express or implied license is granted to Data Subscriber pursuant to this Agreement and the Additional Documentation. All rights to the IEX Market Data not expressly granted by IEX to Data Subscriber in this Agreement are hereby expressly reserved to IEX. Except as expressly provided in this Agreement, IEX does not grant to Data Subscriber any right, title or interest in, or a license to use, the IEX Market Data, whether by implication, estoppel or otherwise.

4. **Data Request Form; Requirements.** Data Subscriber represents, warrants and covenants that Data Subscriber's Data Request Form, including but not limited to, the list of External Data Subscribers and the detailed description of Data Subscriber's system, data processing equipment, software, and communications facilities for accessing, storing, processing, commingling, using, and distributing the IEX Market Data, is and will be true, complete and not misleading. The Data Request Form (and each update thereto) shall be subject to the approval of IEX, not to be unreasonably withheld. Any use of IEX Market Data by Data Subscriber, its Affiliates or its Data Users, unless expressly described in Data Subscriber's Data Request Form and approved by IEX, is prohibited.

   If Data Subscriber desires to make any use of IEX Market Data in any manner not then expressly described in Data Subscriber's Data Request Form or otherwise needs to update the Data Request Form, Data Subscriber must first submit an updated Data Request Form to IEX for approval, which approval shall not be unreasonably withheld. Once Data Subscriber's updated Data Request Form is approved by IEX and upon Data Subscriber's payment of the fees, if any, applicable to the approved use and requested by IEX prior to such approval, then Data Subscriber may proceed with using IEX Market Data in accordance with the updated Data Request Form.

Data Subscriber agrees to maintain effective controls in accordance with the IEX Market Data Policies for any part of Data Subscriber's product(s) or service(s) which provides access to IEX Market Data, including but not limited to, being able to identify, track and record all authorized access to IEX Market Data as well as prevent any unauthorized access to IEX Market Data. Data Subscriber shall comply with all reasonable security specifications or access control requirements of IEX, including but not limited to those specified in the IEX Market Data Policies, IEX Specifications, Regulatory Requirements and any other Additional Documentation to prevent IEX Market Data from being improperly accessed, used, distributed or otherwise misappropriated. Data Subscriber agrees to use commercially reasonable efforts to prevent any Person from obtaining IEX Market Data through its system, data processing equipment, software or communications facilities, except in compliance with this Agreement. In the event Data Subscriber has reason to believe any IEX Market Data is being obtained by an unauthorized Person from Data Subscriber, its Affiliates or its Data Users, Data Subscriber agrees to use commercially reasonable efforts to ascertain the source from which, and the manner in which, the same is being obtained and to promptly inform IEX in writing and cooperate with IEX fully with respect thereto.

5. **Affiliates.** Data Subscriber may permit Affiliates to access, store, process, commingle, use and distribute for their own internal purposes, any IEX Market Data from Data Subscriber only after providing IEX the name and other information regarding such Affiliates in the form of a completed Exhibit B – List of Affiliates, attached hereto and as may be amended by Data Subscriber from time to time. All of the rights and licenses granted to, and all obligations of, Data Subscriber under this Agreement will apply to such Affiliate(s) to the same extent as applicable to Data Subscriber. Data Subscriber may delegate any of its responsibilities, obligations, or duties under or in connection with this Agreement to an Affiliate listed on Exhibit B – List of Affiliates, and such Affiliate may discharge those responsibilities, obligations, or duties on behalf of the Data Subscriber in accordance with this Agreement so long as the Data Subscriber remains primarily liable and responsible for such responsibilities, obligations and duties.

   DATA SUBSCRIBER SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL INDEMNIFY, DEFEND, AND HOLD HARMLESS THE IEX INDEMNIFIED PARTIES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA SUBSCRIBER, AND DATA SUBSCRIBER AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). For the avoidance of doubt, any Affiliate of Data Subscriber that is not identified by Data Subscriber to IEX on Exhibit B – List of Affiliates pursuant to this Section 5 shall not be entitled to exercise the rights of Data Subscriber set forth herein, and Data Subscriber shall ensure that no such Affiliate receives any IEX Market Data from Data Subscriber.

6. **Qualification Requirements; Data Subscriber Indemnification.** Data Subscriber shall only provide access to, or permit access to, all or any part of IEX Market Data to Data Users, Controlled Data Recipients or External Data Subscribers that, at the time of having such access, are of a type qualified to receive IEX Market Data from Data Subscriber in accordance with the terms of this Agreement and the Additional Documentation. Data Subscriber agrees that IEX may have different qualification requirements for different Data Users, Controlled Data Recipients and External Data Subscribers.

   DATA SUBSCRIBER SHALL DEFEND, INDEMNIFY AND HOLDHARMLESS THE IEX INDEMNIFIED PARTIES AND ANY THIRD PARTIES THAT PROVIDE INFORMATION, GOODS, AND SERVICES TO IEX IN CONNECTION WITH THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION FROM CLAIMS AND LOSSES BASED ON, RELATED TO OR ARISING FROM IEX MARKET DATA RECEIVED BY DATA SUBSCRIBER (INCLUDING BUT NOT LIMITED TO, ANY IEX MARKET DATA ACCESSED, STORED, PROCESSED, COMMINGLED, USED, AND/OR DISTRIBUTED BY DATA SUBSCRIBER) AS WELL AS FROM CLAIMS AND LOSSES BASED ON, RELATED TO OR ARISING FROM DATA SUBSCRIBER'S DISTRIBUTION OF IEX MARKET DATA TO A CONTROLLED DATA RECIPIENT, EXTERNAL DATA SUBSCRIBER OR OTHER PERSON WHO DOES NOT HAVE A COMPLETE AND PROPERLY EXECUTED IEX DATA SUBSCRIBER AGREEMENT.

   Data Subscriber shall (i) promptly and diligently enforce and monitor each of its Data Users', Affiliates', Controlled Data Recipients' and External Data Subscribers' (unless such Controlled Data Recipient or External Data Subscriber is a party to an IEX Data Subscriber Agreement) compliance with the terms of this Agreement and IEX Controlled Data Recipient Agreement, as applicable, and be liable for any breaches by such Data Users, Affiliates, Controlled Data Recipients or External Data Subscribers of such terms, including nonpayment of any fees owed to IEX; (ii) provide IEX written notice of any violation thereof by a Data User, Affiliate, Controlled Data Recipient or External Data Subscriber, immediately upon becoming aware of such violation; (iii) provide IEX notice of termination by a Controlled Data Recipient or External Data Subscriber of its IEX Data Subscriber Agreement immediately upon notice of such termination; (iv) timely provide IEX any assistance as IEX may reasonably request in enforcing IEX's rights against any Data User, Affiliate, Controlled Data Recipient or External Data Subscriber under any IEX Data Subscriber Agreement or IEX Controlled Data Recipient Agreement; (v) upon IEX's request, promptly cease providing any IEX Market Data to any Data User, Affiliate, Controlled Data Recipient or External Data Subscriber; and (vi) provide IEX written notice promptly upon becoming aware of any acts or omissions of any Data User, Affiliate, Controlled Data Recipient, External Data Subscriber or other Person, in addition to those otherwise required to be reported herein, which Data Subscriber believes, in its reasonable discretion, might jeopardize or prejudice the rights of IEX, its Affiliate(s) or third-party information provider(s) in any IEX Market Data or threaten the security or operations of any systems or other technology utilized by or on behalf of IEX, its Affiliate(s) or any other Data Subscriber to distribute any IEX Market Data. Data Subscriber shall be solely responsible for the acts and omissions of its Data Users and Affiliates.

If any Controlled Data Recipient or External Data Subscriber of Data Subscriber fails to comply with any of the terms or conditions of this Agreement, its agreement with IEX or Data Subscriber for IEX Market Data, or any other agreement between such Controlled Data Recipient or External Data Subscriber and IEX (including but not limited to, the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Subscriber shall, within 5 business days after receipt of notice from IEX of such failure or untruth, cease providing IEX Market Data to such Controlled Data Recipient or External Data Subscriber and shall promptly thereafter confirm such cessation by written notice to IEX. Any failure to comply with this provision may result in IEX suspending Data Subscriber's access to IEX Market Data as determined in IEX's sole discretion.

7. **Record Retention; Reporting.** Data Subscriber shall maintain complete and accurate records relating to its and its Affiliates' and each Data User's access, storage, processing, commingling, use and distribution of IEX Market Data in accordance with this Agreement, the IEX Market Data Policies, Regulatory Requirements, and other such information as IEX from time to time may reasonably request in writing. In addition, Data Subscriber shall comply with this Agreement and the IEX Market Data Policies relating to reporting of usage and distribution of IEX Market Data. Data Subscriber shall use reasonable efforts to provide such reporting within fifteen (15) days of the end of the applicable reporting period. Failure to report within sixty (60) days of the applicable reporting deadline may result in suspension or termination of provision of IEX Market Data to Data Subscriber.

   Upon request, Data Subscriber shall provide IEX or its designee with information about and demonstrate uses of any non-fee liable uses of IEX Market Data. If Data Subscriber provides IEX Market Data to a Controlled Data Recipient or External Data Subscriber as a service, then upon request from IEX, Data Subscriber will provide at no cost to IEX, a subscription or access to Data Subscriber's product(s) or service(s) together with the equipment, if equipment is required to receive the IEX Market Data, used to access Data Subscriber's product(s) or service(s) and the related telecommunications facilities. IEX agrees that such subscription will be used solely for purposes of monitoring the IEX Market Data and demonstrating Data Subscriber's product(s) or service(s). Upon request, Data Subscriber will make available marketing materials and user guides for all components of the Data Subscriber's product(s) or service(s) that include IEX Market Data.

8. **Right to Audit.** During the term of this Agreement and for a period of twelve (12) months thereafter, Data Subscriber shall allow IEX or its appointed designee to access and inspect Data Subscriber's records and systems (including but not limited to, any records regarding the use or distribution of the IEX Market Data and locations where the IEX Market Data is being received) and shall cooperate with any such review by IEX or its designees to verify that Data Subscriber's internal use and/or external distribution of IEX Market Data has been in accordance with this Agreement, the IEX Market Data Policies, Regulatory Requirements, and any other Additional Documentation.

9. **Proprietary Nature of IEX Market Data.** Data Subscriber acknowledges that the IEX Market Data and the IEX System constitute valuable property of IEX. The IEX System and all IEX Market Data, including but not limited to, any and all intellectual property rights, shall, as between IEX and Data Subscriber, be and remain the sole and exclusive property of IEX. Data Subscriber shall not, by act or omission, diminish, or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensors, licensees, transferees, and assignees, of their proprietary or other rights in the IEX Market Data and the IEX System. Data Subscriber acknowledges and agrees that third-party information providers that provide information, goods, and services to IEX in connection with the creation of IEX

Market Data may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly, Data Subscriber's rights under this Agreement with respect to IEX Market Data including or based on such third-party information and data is subject to requirements that may be imposed by the respective third-party information providers from time to time, notwithstanding any terms and conditions of this Agreement to the contrary.

10. **Use of Name.** Data Subscriber acknowledges and agrees that IEX and its Affiliates have proprietary rights in IEX's names and Data Subscriber shall not use the names "IEX," "IEX DEEP," "IEX TOPS," "Investors' Exchange", or any other names in which IEX has proprietary rights, in any way that could infringe upon any such names and shall not use these names in any advertising or marketing materials, without IEX's prior written consent, which consent may be withheld in IEX's sole discretion, or subject to another agreement between the parties. Data Subscriber acknowledges and agrees that IEX has proprietary rights in certain trademarks, service marks, copyrights or patents, registered or unregistered, by IEX or its Affiliates and Data Subscriber shall not use these trademarks, service marks, copyrights or patents, registered or unregistered, in any way that would infringe upon such trademarks, service marks, copyrights or patents.
11. **Warranty; Disclaimers; Modifications**. Data Subscriber acknowledges and agrees that nothing in this Agreement constitutes an undertaking by IEX to continue to: (a) make IEX Market Data, the IEX System, or any aspect of either available in the present form or configuration or under the current IEX Specifications; or (b) use existing communications facilities. In addition, IEX, in its sole discretion, may make modifications, additions, and/or deletions to IEX Market Data, the IEX System, or any aspect of either, including but not limited to, its communications facilities. IEX will use commercially reasonable efforts to provide Data Subscriber with at least ninety (90) days' notice of any material modification, addition, or deletion to such items and at least thirty (30) days' notice of any non-material modification, addition, or deletion to such items (delivered via email and posted to the IEX Website), except to the extent a shorter period is required (i) due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (ii) pursuant to an order of a court, an arbitrator, the Regulatory Requirements or a regulatory agency. Receipt or use of IEX Market Data after the applicable notice period for any modification, addition or deletion shall constitute acceptance of the IEX Market Data, the IEX System, IEX Specifications, or other policies or documentation as so changed.
12. **Fees.** Data Subscriber agrees to make timely payment of all applicable IEX Market Data fees for its receipt, use and distribution of IEX Market Data on its behalf and on behalf of its Affiliates in accordance with this Agreement, the IEX Market Data Policies and Fee Schedule as well as any applicable late fees for the failure to make payment within the required time period. For Member Data Subscribers, IEX will debit any applicable IEX Market Data fees, interest, charges, expenses or other amounts payable to IEX from each Member Data Subscriber's account at the National Securities Clearing Corporation ("NSCC") in accordance with Rule 15.120 of the IEX Rule Book. For all other Data Subscribers, payment of any applicable IEX Market Data fees, interest, charges, expenses or other amounts payable to IEX may be made, if acceptable to Data Subscriber, by direct withdrawals in the form of wire, automated transfer, or similar electronic funds transfer in the appropriate amount(s) from each Data Subscriber's bank or other financial institution account. If Data Subscriber chooses this option, Data Subscriber shall (a) provide IEX with any information relating to its bank or other financial institution account in order to effectuate such direct withdrawals, (b) execute and deliver to its bank or other financial institution any documents necessary to authorize such direct withdrawals by IEX, and (c) make payment or deposit as directed by IEX. If Data Subscriber does not choose to pay by direct withdrawals by IEX, Data Subscriber may otherwise pay by check, wire transfer, ACH transfer, or other method of payment acceptable to IEX.

    All fees shall be invoiced in arrears and payable within thirty (30) days of the invoice date. Data Subscriber will be solely responsible for any and all telecommunications costs and other expenses incurred in connecting to and maintaining its connection to the IEX System as well as for any and all costs relating to Data Subscriber's invoicing and payment processes. Data Subscriber shall pay IEX, on demand or upon invoice, interest on any amounts due IEX pursuant to this Agreement which are not paid within thirty (30) days after the applicable due date. Interest shall accrue at a rate equal to the lesser of (i) one and one-half percent (1.5%) per month or (ii) the maximum amount permitted by applicable law, for the period commencing thirty (30) days after the applicable due date and ending upon receipt of payment by IEX. Failure to make payment in full within sixty (60) days from the invoice date may result in suspension or termination of access to IEX Market Data. Subject to the Regulatory Requirements, IEX reserves the right to change the fees stated in the Fee Schedule. IEX will provide at least ninety (90) days' advance notice to Data Subscriber (delivered via email and posted to the IEX Website) of any changes to the fees stated in the Fee

Schedule. IEX may amend the Fee Schedule without notice where the amendment is to introduce a new IEX Market Data product. Receipt or use of IEX Market Data after the applicable notice period for any fee change shall constitute acceptance of such change(s) by Data Subscriber.

Data Subscriber shall pay any taxes, charges or assessments (other than taxes imposed on IEX in connection with the net income of IEX) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision, use or distribution of IEX Market Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the fees due IEX, then such fees due from Data Subscriber to IEX shall be increased so that the net amount actually received by IEX after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the fees that are owed. For purposes of assessing any applicable sales tax, IEX will assume the primary business address indicated in Exhibit A – Data Request Form as the location of Data Subscriber's and its Affiliates' usage of IEX Market Data.

13. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated by either party upon not fewer than thirty (30) days' written notice to the other party. Notwithstanding the foregoing, IEX may suspend Data Subscriber's access to IEX Market Data in its sole discretion or terminate this Agreement immediately upon written notice by IEX to Data Subscriber in the event that: (a) Data Subscriber is not permitted to receive or is otherwise prevented from receiving IEX Market Data or if IEX is not permitted to distribute or is otherwise prevented from distributing IEX Market Data, or any part thereof; (b) any representation, warranty, or certification made by Data Subscriber in this Agreement or in any other document furnished by Data Subscriber is false or misleading; (c) Data Subscriber's default of its obligations or covenants under this Agreement or Data Subscriber's breach of any representation, warranty, certification, or other provision of this Agreement, after IEX has notified Data Subscriber in writing that such action constitutes a default or breach hereunder and has not been cured within thirty (30) days from receipt of such notification by IEX; or (d) IEX, in its sole reasonable discretion, determines that any failure on the part of Data Subscriber to comply with this Agreement has or is likely to have an adverse impact on the operation or performance of the IEX System, IEX Market Data, or IEX generally, or is likely to cause harm to IEX's interests should termination be delayed. This Agreement may also be terminated with written notice by Data Subscriber to IEX if Data Subscriber objects to a material amendment to the Agreement made by IEX in its sole discretion, in which case termination shall be effective ninety (90) days after the initial notification of such amendment. Notwithstanding any termination under this Section 13, in no event shall termination relieve Data Subscriber of its obligation to pay any fees owed to IEX for its receipt, use, and distribution of IEX Market Data for the month during which termination becomes effective.

    The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6-11, 13-17, 19-20, and 22-25. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement. Any termination of this Agreement or any of the Additional Agreements pursuant to their terms shall be without prejudice to the accrued rights of either party.

14. **Confidentiality.** Under this Agreement, IEX (and any IEX designee conducting an audit pursuant to this Agreement) shall keep confidential Data Subscriber's records, reports, and payments that IEX or its designee has reviewed or audited, as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service, and other information. Data Subscriber acknowledges that it may from time to time obtain confidential or proprietary information, data, or techniques of IEX or its Affiliates (whether or not designated as such). All such information, whether written or oral, disclosed by one party to the other party on or after the date hereof shall be deemed confidential upon such disclosure. The party disclosing such information shall be referred to as the disclosing party, and the party receiving such information shall be referred to as the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information and will use commercially reasonable efforts to cooperate with the disclosing party to help the disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized

disclosure of confidential information, and that the disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, IEX (or an IEX Affiliate) or Data Subscriber may disclose confidential information to the extent (a) required by a court, arbitrator, or government agency with regulatory jurisdiction over IEX (or an IEX Affiliate) or over Data Subscriber; (b) necessary to fulfill any IEX (or an IEX Affiliate) or Data Subscriber regulatory responsibility, including but not limited to, any responsibility over Members and associated Persons under the Act; or (c) necessary for IEX (or an IEX Affiliate) or Data Subscriber and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information, or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by the recipient to be bound by a confidentiality agreement or other obligation of confidentiality to the disclosing party; (ii) is now, or hereafter becomes, through no breach of this Agreement by the recipient, generally known to the public; (iii) is rightfully obtained by or on behalf of the recipient from a third party so long as the recipient does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by the recipient without use or reference to the confidential information. As between the parties, the disclosing party and its Affiliates of the confidential information are the sole and exclusive owner thereof. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to the recipient, the disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

IEX shall not disclose its audit findings to any third parties (other than to its Affiliates and to IEX's and its Affiliates' directors and independent consultants or subcontractors that are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Subscriber's confidential information, provided however that any information that IEX generates/finds in the course of that audit, or that is otherwise based on IEX information, shall remain IEX's information. Notwithstanding the foregoing, nothing herein shall prevent IEX from using or disclosing the audit findings to the extent (i) required by a court, arbitrator, or government agency with regulatory jurisdiction over IEX (or an IEX Affiliate) or over Data Subscriber or (ii) the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Subscriber, its Affiliates or its Data Users, or (b) create a context where Data Subscriber's, its Affiliates' or its Data Users' identities may be reasonably inferred.

Upon the termination and of this Agreement and upon the disclosing party's request, the recipient shall promptly return to the disclosing party, or destroy, all confidential information and any tangible embodiments that are in the possession of the recipient and to certify the return or destruction of all such confidential information and embodiments; provided, however, the recipient may retain copies to the extent required to do so by law, regulation, or internal record retention policies.

**15. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES.** EXCEPT TO THE EXTENT OF IEX'S FRAUD OR WILLFUL MISCONDUCT, THE IEX INDEMNIFIED PARTIES SHALL HAVE NO LIABILITY WHATSOEVER TO ANY DATA SUBSCRIBER OR ITS AFFILIATES, ANY DATA USER, OR TO ANY OTHER PERSON FOR ANY INDIRECT, SPECIAL, EXEMPLARY, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY NATURE (INCLUDING BUT NOT LIMITED TO, DAMAGES FOR LOSS OF BUSINESS, LOSS OF PROFITS, LOSS OF REVENUES OR ANTICIPATED PROFITS, BUSINESS INTERRUPTION, LOSS OF OR DAMAGE TO DATA, TRADING LOSSES, REPUTATIONAL DAMAGES, LOST SAVINGS OR OTHER SIMILAR PECUNIARY OR INDIRECT LOSS), RESULTING FROM, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT, THE ADDITIONAL DOCUMENTATION, OR ANY USE OF THE IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, FOR ANY INACCURATE OR INCOMPLETE IEX MARKET DATA RECEIVED FROM IEX OR FROM ANY OTHER PARTY, ANY DELAYS, INTERRUPTIONS, ERRORS, UNAVAILABILITY, OR OMISSIONS IN THE FURNISHING THEREOF, OR BY REASON OF SUSPENSION IN OPERATION, EVEN IF THE IEX INDEMNIFIED PARTIES HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, TO THE MAXIMUM EXTENT PERMITTED BY LAW. IEX DOES NOT REPRESENT OR WARRANT THAT THE IEX MARKET DATA WILL MEET ANY OR ALL OF DATA

SUBSCRIBER'S PARTICULAR REQUIREMENTS, THAT THE IEX MARKET DATA WILL BE COMPLETELY SECURE OR THAT ANY ERRORS IN THE IEX MARKET DATA CAN BE FOUND IN ORDER TO BE CORRECTED.

ABSENT FRAUD, WILLFUL MISCONDUCT, OR NEGLIGENCE BY DATA SUBSCRIBER, ITS AFFILIATES OR ITS DATA USERS, AND SUBJECT TO DATA SUBSCRIBER'S INDEMNIFICATION AND CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, THE DATA SUBSCRIBER INDEMNIFIED PARTIES SHALL NOT BE LIABLE FOR INDIRECT, SPECIAL, EXEMPLARY, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY NATURE RESULTING FROM, IN CONNECTION WITH, OR ARISING OUT OF ANY CAUSE WHATSOEVER, EVEN IF DATA SUBSCRIBER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ANY PAYMENT OBLIGATIONS BY DATA SUBSCRIBER UNDER THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION ARE NOT SUBJECT TO THIS CLAUSE.

IEX WILL MAKE COMMERCIALLY REASONABLE EFFORTS TO OFFER IEX MARKET DATA AND MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM, IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES. NOTWITHSTANDING THE FOREGOING, DATA SUBSCRIBER ACKNOWLEDGES THAT ALL IEX MARKET DATA AND ANY AND ALL MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM AND IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES, ARE BEING PROVIDED "AS IS," "WHERE IS," AND "AS AVAILABLE." DATA SUBSCRIBER ACKNOWLEDGES THAT TO THE FULLEST EXTENT PERMITTED BY LAW, THE IEX INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS, IMPLIED, OR STATUTORY WITH RESPECT TO IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, ANY EXPRESS, IMPLIED OR STATUTORY REPRESENTATIONS, WARRANTIES OR CONDITIONS OF TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, RESULTS, QUALITY, PERFORMANCE, SPEED OF DELIVERY, FUNCTIONALITY, RELIABILITY, ACCURACY, FREEDOM FROM INTERRUPTION, ANY IMPLIED WARRANTIES ARISING BY STATUTE OR OTHERWISE IN LAW OR ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE, OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY, OR FITNESS FOR A PARTICULAR PURPOSE ARISING OUT OF OR RELATED TO (I) THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION; (II) THE IEX MARKET DATA AND ALL MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM, IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES; AND/OR (III) SECURITY ASSOCIATED WITH THE TRANSMISSION OF INFORMATION OR IEX MARKET DATA TO OR FROM IEX. DATA SUBSCRIBER AGREES THAT THE IEX MARKET DATA IS NOT INVESTMENT ADVICE NOR DOES IT CONSTITUTE OPINIONS OR BELIEFS OF IEX, OR ANY OF ITS RESPECTIVE AFFILIATES OR ANY OF ITS RESPECTIVE EMPLOYEES. IEX EXPRESSLY DISCLAIMS ANY LIABILITY FOR ANY LOSS OR INJURY CAUSED IN WHOLE OR IN PART BY NEGLIGENCE OR ANY OTHER ERROR MADE BY HUMAN OR MACHINE CONCERNING THE PRODUCTION, COMPILATION, OR DISTRIBUTION OF IEX MARKET DATA. DATA SUBSCRIBER EXPRESSLY ASSUMES THE ENTIRE RISK FOR THE RECEIPT, USE, RESULTS AND PERFORMANCE OF IEX MARKET DATA.

EXCEPT TO THE EXTENT OF IEX'S FRAUD OR WILLFUL MISCONDUCT, THE AGGREGATE LIABILITY OF IEX ARISING UNDER OR RELATED TO THIS AGREEMENT, THE ADDITIONAL DOCUMENTATION, OR THE SUBJECT MATTER HEREOF FOR ALL CLAIMS, COSTS, LOSSES AND DAMAGES IS LIMITED TO THE AMOUNT OF DATA SUBSCRIBER'S DIRECT DAMAGES THAT ARE ACTUALLY INCURRED IN REASONABLE RELIANCE, AND WHICH SHALL NOT EXCEED THE FEES ACTUALLY PAID TO IEX BY DATA SUBSCRIBER OVER THE TWELVE (12) CALENDAR MONTHS IMMEDIATELY PRECEDING THE ALLEGED INJURY OR DAMAGE THAT GAVE RISE TO THE LIABILITY. IEX AND ITS AFFILIATES SHALL NOT BE LIABLE TO DATA SUBSCRIBER OR TO ANY OTHER PERSON FOR THE INACCURACIES, DELAYS, INTERRUPTIONS, ERRORS, UNAVAILABILITY, OR OMISSIONS OF IEX MARKET DATA FROM IEX'S THIRD-PARTY INFORMATION PROVIDERS OR FROM ANY IEX MARKET DATA RECEIVED FROM A DATA SUBSCRIBER.

16. **Indemnification by Data Subscriber.** Data Subscriber shall indemnify, defend, and hold harmless the IEX Indemnified Parties, and any third parties that provide information, goods, and services to IEX in connection with this Agreement or the Additional Documentation, from and against any and all Claims and Losses imposed on, incurred by, or asserted against the IEX Indemnified Parties by a third party or government agency resulting from, in connection with, or arising out of: (a) the receipt, use, or distribution of IEX Market Data received by Data Subscriber, its Affiliates or any Data User; (b) any failure by Data Subscriber, its Affiliates or its Data Users to comply with any of the terms and conditions of this Agreement, the Additional Documentation or its obligations hereunder, including but

not limited to, pursuant to Section 12, or any misuse of IEX Market Data, the IEX System, or IEX Specifications; (c) any failure of a Controlled Data Recipient or External Data Subscriber receiving IEX Market Data from Data Subscriber to comply with the terms and conditions of this Agreement or the Additional Documentation, unless such Controlled Data Recipient or External Data Subscriber is a party to an IEX Data Subscriber Agreement and indemnifies the IEX Indemnified Parties directly for such Claims and Losses; (d) any Claims and Losses relating to the subject matter or existence of this Agreement or the Additional Documentation imposed on, incurred by, or asserted against any IEX Indemnified Party by any Controlled Data Recipient or External Data Subscriber (or any third party relying upon IEX Market Data received by such Controlled Data Recipient or External Data Subscriber), unless such Controlled Data Recipient or External Data Subscriber is party to an IEX Data Subscriber Agreement and indemnifies the IEX Indemnified Parties directly for such Claims and Losses; (e) the receipt, use, or distribution of IEX Market Data in breach of the terms of this Agreement or the Additional Documentation by Data Subscriber, its Affiliates or its Data Users; (f) any claim, action, or allegation by any third party that the use of Data Subscriber's products or services (except the IEX Market Data) infringes or misappropriates any U.S. copyright, patent, trademark, trade secret, or other intellectual property right; (g) any Claims or Losses imposed on, incurred by, or asserted against the IEX Indemnified Parties by Controlled Data Recipients or External Data Subscribers relating to IEX's exercise of its remedies against a Controlled Data Recipient or External Data Subscriber pursuant to this Agreement or the Additional Documentation, excluding any such assertion caused by acts or omissions of IEX, unless such Controlled Data Recipient or External Data Subscriber is party to an IEX Data Subscriber Agreement and indemnifies the IEX Indemnified Parties directly for such Claims and Losses; (h) breach of warranty by Data Subscriber, its Affiliates or its Data Users; or (i) any defense or participation by the IEX Indemnified Parties in any action, suit, arbitration, or judicial or administrative proceeding involving any Claims or Losses described in this Section.

IEX will promptly notify Data Subscriber in writing (email being acceptable) of any claim, action, or allegation subject to this Section 16; however, failure to promptly notify Data Subscriber of a claim, action, or allegation shall not relieve Data Subscriber of its indemnification obligations hereunder except to the extent Data Subscriber proves that such failure prejudiced the rights of Data Subscriber. Data Subscriber shall have sole control of the defense of any action to which this indemnity relates, but, upon IEX's request, shall inform IEX of the status of any proceedings or negotiations, and IEX will reasonably cooperate to facilitate such defense and Data Subscriber shall be liable to IEX for IEX's reasonable expenses, including but not limited to, reasonable attorneys' fees (excluding reimbursement for the time value of IEX employees, directors, and/or other agents or advisors in providing such cooperation). Notwithstanding the foregoing, Data Subscriber, in defending any such claim, action, or allegation, except with the prior written consent of the IEX Indemnified Parties, shall not (i) consent to entry of any judgment; (ii) enter into any settlement which includes any admission of guilt and does not include an unconditional and irrevocable release of such Claims and Losses; (iii) in any way restrict or impair IEX's intellectual property rights; or (iv) subject the IEX Indemnified Parties to any obligation in addition to those set forth herein. Data Subscriber shall provide as an unconditional term the grant by the claimant to the IEX Indemnified Parties of an unconditional and irrevocable release of all liabilities in respect to such claim, action, or allegation.

17. **Indemnification by IEX.** IEX shall indemnify, defend, and hold harmless the Data Subscriber Indemnified Parties from and against all Claims and Losses imposed on, incurred by, or asserted against a Data Subscriber Indemnified Party by a third party resulting from, in connection with, or arising out of a claim, action, or allegation that IEX Market Data, the IEX System, or any IEX Specifications, in each case in accordance with this Agreement and the Additional Documentation, infringes or misappropriates any U.S. copyright, patent, trademark or trade secret; provided that: (a) Data Subscriber promptly notifies IEX in writing of any claim, action, or allegation; however, failure to promptly notify IEX of a claim shall not relieve IEX of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of IEX; (b) IEX shall have sole control of the defense of any action to which this indemnity relates, but, upon Data Subscriber's request, shall inform Data Subscriber of the status of any proceedings or negotiations; and (c) Data Subscriber reasonably cooperates to facilitate such defense. IEX, in defending any such claim, action or allegation, except with the written consent of the Data Subscriber Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) includes any admission of guilt and does not include an unconditional and irrevocable release of such Claims and Losses; or (B) subjects the Data Subscriber Indemnified Parties to any obligation in addition to those set forth herein. IEX shall provide as an unconditional term the grant by the claimant to the Data Subscriber Indemnified Parties of an unconditional and irrevocable release of all liabilities in respect to such claim, action, or allegation. Data Subscriber shall use all reasonable efforts to mitigate its losses, damages, costs, and expenses. Any costs recovered in a settlement will be for the account of IEX.

Notwithstanding anything herein to the contrary, IEX shall not have the obligation to indemnify, defend and hold harmless the Data Subscriber Indemnified Parties against any Claims and Losses imposed on, incurred by, or asserted against a Data Subscriber Indemnified Party (x) as a result of any claim, action, or allegation of infringement or misappropriation of IEX Market Data, the IEX System, or any IEX Specifications where such IEX Market Data, the IEX System, or any IEX Specifications have not been used in accordance with this Agreement and the Additional Documentation and such misuse resulted in such infringement or misappropriation, or (y) if Data Subscriber uses IEX Market Data, the IEX System, or any IEX Specifications to the extent it is based on use of a superseded version of IEX Market Data, the IEX System, or any IEX Specifications if such claim, action, or allegation of infringement or misappropriation would have been avoided by use of the current version of IEX Market Data, the IEX System, or IEX Specifications, or (z) if the infringement or misappropriation claim, action, or allegation is the result of (i) any use, distribution, sublicensing or exercise of any right outside the scope of this Agreement or the Additional Documentation or (ii) the combination, operation, or use of IEX Market Data, the IEX System, or any IEX Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of such IEX Market Data, the IEX System, or any IEX Specifications without such hardware, software, or materials.

In the event of a claim, action, or allegation of infringement or misappropriation or if, in IEX's reasonable opinion, such claim, action, or allegation is likely to occur, or if the use of IEX Market Data, the IEX System, or any IEX Specifications is enjoined because of infringement or misappropriation, IEX may, at its sole option and expense: (i) procure for Data Subscriber the right to continue using IEX Market Data, the IEX System, or any IEX Specifications; (ii) replace or modify IEX Market Data, the IEX System, or any IEX Specifications so that such items are non-infringing or no longer misappropriating, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Subscriber or any other third party; or (iii) terminate this Agreement immediately without liability to Data Subscriber (other than indemnification by IEX in accordance with this Section) or any third party.

Notwithstanding anything herein to the contrary, this Section sets forth the entire liability of IEX and the exclusive remedy of Data Subscriber for the infringement or misappropriation of intellectual property rights, or violation by IEX under this Agreement and the Additional Documentation.

18. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Subscriber may not assign this Agreement in whole or in part without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Subscriber may assign this Agreement in its entirety to (a) a successor of Data Subscriber by consolidation, merger, or operation of law; or (b) a purchaser of all or substantially all of Data Subscriber's assets, provided that Data Subscriber (i) is not currently in breach of this Agreement and (ii) provides at least thirty (30) days' prior written notice to IEX. IEX may require the assignee to sign a new agreement with IEX or to provide such other information as IEX shall reasonably request. IEX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice (email notice being acceptable) to Data Subscriber. IEX may assign this Agreement in its entirety, without notice to or consent of the Data Subscriber, in connection with a merger, acquisition, corporate reorganization, or sale of all or substantially all of its assets to which this Agreement relates. Subject to the foregoing, this Agreement shall bind and inure to the benefit of each party's respective successors and permitted assigns. Any assignment of this Agreement, in whole or in part, in violation of this Section 18 shall be null and void.

19. **Force Majeure.** Except for Data Subscriber's payment obligations, neither party to this Agreement will be in default of any provision of this Agreement or liable for delay or failure to perform its obligations hereunder caused by an event that is beyond the party's reasonable control, which shall include, but not limited to extraordinary weather conditions, earthquake, natural disasters or other act of God, fire, war, terrorism, insurrection, riot, civil disturbance, labor dispute, accident, action of government, actions of civil or military authority, pandemic, epidemic, communications or power failures, equipment or software malfunctions or catastrophes. A force majeure event will not excuse Data Subscriber's payment obligations hereunder.

20. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

21. **Relationship of the Parties.** Nothing herein shall be construed to create a joint venture, agency or partnership between the parties hereto. Neither party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to make any statements, representations or commitments of any kind, or to take any action which could bind the other party to any contract, agreement, or undertaking.

22. **Entire Agreement; Amendment; Waiver.** Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Documentation shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all terms, conditions and representations of the agreement between IEX and Data Subscriber with respect to its subject matter and supersedes all prior writings or understandings.

    Except as may otherwise be set forth in this Agreement, IEX or its Affiliates may amend this Agreement, the IEX Market Data Policies, or IEX Specifications upon ninety (90) days' prior written notice to Data Subscriber, and any receipt or use of IEX Market Data after such date is deemed acceptance of such amendment(s). IEX may amend this Agreement without notice where the amendment is to introduce a new IEX Market Data product.

    No failure or delay to exercise any right, power, or privilege under this Agreement, and no course of dealing with respect to any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. **Notices.** Any notice given pursuant to this Agreement shall be in writing. Notice to Data Subscriber may be given by nationally recognized overnight courier service to the address for Data Subscriber set forth on the signature page hereto or otherwise on file with IEX or by email to the email address for Data Subscriber on file with IEX. Notice to IEX may be given by the same means to the address or email address of IEX set forth in the IEX Market Data Policies. Either party may change its address or email address for receipt of notices by providing notice of the change to the other party. Notice shall be deemed to have been given two (2) days after the date that a properly addressed document is delivered by overnight delivery service. Notice by email or other electronic communication shall be deemed to have been given the next business day after delivery, which may be evidenced by an electronic delivery receipt or other acknowledgement by the recipient of such receipt.

24. **Governing Law; Venue; Waiver of Jury Trial.** This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state and federal courts in Manhattan, New York, and each party hereby submits to the jurisdiction of such courts. THE PARTIES HEREBY AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM, OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT.

25. **Headings.** Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. **Counterparts.** This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement. This Agreement may be executed and delivered by electronic means by either of the parties and the receiving party may rely on the receipt of such document so executed and delivered electronically as if the original had been received.

IN WITNESS WHEREOF the parties hereto have caused this IEX Data Subscriber Agreement to be executed by their duly authorized representatives.

| Investors' Exchange LLC | | Data Subscriber Name: | _______________ |
|---|---|---|---|
| Signature: | _______________ | Signature: | _______________ |
| Printed Name: | _______________ | Printed Name: | _______________ |
| Title: | _______________ | Title: | _______________ |
| | | Address: | _______________ |
| | | | _______________ |
| | | | _______________ |
| | | Date: | _______________ |

# EXHIBIT A - DATA REQUEST FORM

This Data Request Form is delivered in connection with Data Subscriber's IEX Data Subscriber Agreement with Investors' Exchange LLC ("IEX").

Capitalized terms used in this Data Request Form but not defined in the IEX Data Subscriber Agreement shall have the respective meanings ascribed to such terms in the IEX Market Data Policies.

Date: ___________________________

**Data Subscriber Information**

Name: ________________________________________________________

Primary Business Street Address: _______________________________________

Primary Business City, State, and Zip: ____________________________________

**Billing Information**

Same as Primary Business Address ☐

Billing Street Address: ___________________________________________

Billing City, State, Zip: ____________________________________________

**Member Information** (*if applicable*)

CRD Number: __________________________

MPID: ________________________________

Clearing Firm Number: ___________________

**Contact Information**

| Business Contact | Billing/Accounts Payable Contact |
|---|---|
| Name: ________________________________ | Name: ________________________________ |
| Title: _________________________________ | Title: _________________________________ |
| Phone: _______________________________ | Phone: _______________________________ |
| Email: ________________________________ | Email: ________________________________ |

**System Description**

**Please provide a complete description of the system that makes use of IEX Market Data**

Name/Version of System: ______________________________________

Name/Version of Entitlement System: ______________________________

Description of System and Use of IEX Market Data:

_______________________________________________________________

_______________________________________________________________

_______________________________________________________________

System diagram attached: ☐

**Which Real-Time IEX Market Data feed(s) are you looking to receive?**

DEEP+ (Depth of Book Order-by-Order Feed) ☐

DEEP (Depth of Book and Last Sale Feed) ☐

TOPS (Top of Book and Last Sale Feed) ☐

**How will you receive Real-Time IEX Market Data?**

**Direct** from IEX via cross-connect* ☐ IP address(es): ______________________________

**Direct** from IEX via 3rd party cross-connect ☐ Identity of cross-connect provider: ____________________

**Indirectly** via 3rd party market data provider ☐ Identity of market data provider: ____________________

*If you do not have existing connectivity directly to IEX, you must complete, execute, and submit a Connectivity Services Agreement and Physical Connectivity Order Form found within the **IEX Connectivity Services Agreement and Forms**.

**Display Use and Distribution**

Internal use ☐

Creation of Derived Data ☐

Will your organization distribute IEX Market Data externally to non-Affiliate entities? ☐ Yes ☐ No

If "Yes" is indicated above, please specify the IEX Market Data that will be distributed externally to non-Affiliate entities and whether such distribution will be Controlled Distribution or Uncontrolled Distribution:

| | Data Frequency | | Distribution Method | |
|---|---|---|---|---|
| IEX TOPS | ☐ Real-Time | ☐ Delayed | ☐ Controlled | ☐ Uncontrolled |
| IEX DEEP | ☐ Real-Time | ☐ Delayed | ☐ Controlled | ☐ Uncontrolled |
| IEX DEEP+ | ☐ Real-Time | ☐ Delayed | ☐ Controlled | ☐ Uncontrolled |

Please provide a description of any Controlled Distribution or Uncontrolled Distribution of IEX Market Data, including a description of the entitlement methodology used:

_______________________________________________________________

_______________________________________________________________

_______________________________________________________________

Will your organization distribute Derived Data externally to non-Affiliate entities? ☐ Yes ☐ No

If "Yes" is indicated above, please provide a description of the Derived Data that will be distributed externally to non-Affiliate entities:

________________________________________________

________________________________________________

________________________________________________

**Non-Display Use**

Will your organization use Real-Time IEX Market Data for Non-Display* purposes? ☐ Yes ☐ No

*Examples of Non-Display use include, but are not limited to, internally matching buy and sell orders within an organization, automated trading, order routing, order management, investment analysis, risk management, surveillance, compliance, and portfolio valuation. For additional information regarding Non-Display use, please see Section 13 of the IEX Market Data Policies or contact marketops@iextrading.com

If "Yes" is indicated above, please specify the Real-Time IEX Market Data that will be used for Non-Display purposes and the applicable categories of Non-Display use:

| | | |
|---|---|---|
| IEX TOPS | ☐ Trading Platform | ☐ All Other Non-Display Use |
| IEX DEEP | ☐ Trading Platform | ☐ All Other Non-Display Use |
| IEX DEEP+ | ☐ Trading Platform | ☐ All Other Non-Display Use |

Additionally, please provide a description of your organization's Non-Display use, including the name(s) of any Trading Platform(s), if applicable:

________________________________________________

________________________________________________

________________________________________________

**Service Facilitators**

Will a Service Facilitator be used to facilitate distribution to Data Users and/or Controlled Data Recipients and/or External Data Subscribers?

☐ Yes ☐ No

If "Yes" is indicated above, please provide the following information about the Service Facilitator:

Identity of Service Facilitator: ______________________________

Service Facilitator Contact Name: ______________________________

Service Facilitator Contact Email: ______________________________

**You may only distribute Real-Time IEX Market Data externally to External Data Subscribers who have signed an IEX Data Subscriber Agreement with IEX. So that IEX may ensure all External Data Subscribers of Real-Time IEX Market Data have completed and properly executed an IEX Data Subscriber Agreement, provide the contact information of each External Data Subscriber of Real-Time IEX Market Data below*:**

Name (individual or company): ______________________________

Contact Name: ____________________________________________

Contact Title: ____________________________________________

Contact Phone: ___________________________________________

Contact Email: ____________________________________________

Activation Date: __________________________________________

*If you will be distributing Real-Time IEX Market Data externally to multiple External Data Subscribers, please submit an attachment providing the contact information requested above for all such External Data Subscribers.

I certify that the information provided on this Data Request Form is complete and accurate and agree to pay any applicable fees in accordance with the Fee Schedule, as well as to complete and submit to IEX an annual Non-Display Use Declaration in accordance with the IEX Market Data Policies.

______________________________________________

Data Subscriber Name

______________________________________________ ______________________________________________

Signature of Data Subscriber Authorized Representative Title

______________________________________________ ______________________________________________

Printed Name Date

# EXHIBIT B - LIST OF AFFILIATES

This List of Affiliates is delivered in connection with Data Subscriber's IEX Data Subscriber Agreement.

By submitting the names of its Affiliate(s), Data Subscriber agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Subscriber from time to time, and that Data Subscriber and its Affiliates' usage of IEX Market Data shall comply with the terms and conditions of the IEX Data Subscriber Agreement, including but not limited to, Section 5.

DATA SUBSCRIBER SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY INVESTORS' EXCHANGE LLC AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA SUBSCRIBER AS IF SUCH ACTION OR INACTION WERE THAT OF DATA SUBSCRIBER, AND, DATA SUBSCRIBER AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

| NAME OF AFFILIATE | REGISTERED ADDRESS |
| --- | --- |
| | |
| | |
| | |
| | |
| | |
| | |

*Please attach additional page(s) as needed.*

I certify that the information provided on this List of Affiliates is complete and accurate.

______________________________
Data Subscriber Name

______________________________
Signature of Data Subscriber Authorized Representative

______________________________
Title

______________________________
Printed Name

______________________________
Date

**Addendum F-19**

# IEX CONTROLLED DATA RECIPIENT AGREEMENT

This IEX Controlled Data Recipient Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the recipient of IEX Market Data referenced below ("Controlled Data Recipient"). This Agreement is supplemented by the (i) IEX Market Data Policies, Regulatory Requirements, Fee Schedule, IEX Specifications, and any other documents incorporated by reference, in each case as amended from time to time and available on the IEX Website, https://exchange.iex.io/ or its successor site(s) and (ii) any Additional Agreements (as defined below) (collectively clauses (i) and (ii), the "Additional Documentation"). Controlled Data Recipient warrants and covenants to be bound by the Additional Documentation to the same extent as this Agreement. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the IEX Market Data Policies, Regulatory Requirements, Fee Schedule, IEX Specifications or other document incorporated by reference, as the case may be. **Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by Investors' Exchange LLC ("IEX") or its Affiliates, is void.**

1. **Definitions.** The following terms, when used in this Agreement, shall have the meanings set forth below:

   **"Act"** means the Securities Exchange Act of 1934, as amended.

   **"Additional Agreements"** means any additional terms and conditions or agreements entered into in writing by Controlled Data Recipient with IEX relating to the subject matter hereof, in each case as the same may be amended from time to time.

   **"Affiliate"** means any individual, corporation, company, partnership, limited partnership, limited liability company, trust, association or other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such party.

   **"Claims and Losses"** means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, fines, judgments, settlements, and reasonable costs and expenses of whatever nature whether or not foreseeable, including but not limited to, reasonable administrative costs, investigatory costs, litigation costs, and auditors' and attorneys' fees and expenses and related disbursements.

   **"Fee Schedule"** means the schedule of fees for IEX Market Data, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/fee-schedule/ or its successor site(s).

   **"IEX"** means Investors' Exchange LLC or its successors or assigns.

   **"IEX Data Subscriber Agreement"** means the IEX Data Subscriber Agreement, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

   **"IEX Indemnified Parties"** means, collectively, IEX and its subsidiaries, parent, Affiliates, third-party information providers, and its and their respective owners, managers, officers, directors, employees, shareholders, advisors, representatives and agents.

   **"IEX Market Data"** means data and other information distributed by IEX, including but not limited to, the IEX TOPS and IEX DEEP feeds or any other market data products provided by IEX. For purposes of clarity, IEX Market Data does not include IEX Historical Data, which IEX may make available from time to time, as further described in the IEX Market Data Policies.

**"IEX Market Data Policies"** means the policies with respect to the receipt, use and distribution of IEX Market Data, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

**"IEX Rule Book"** means the IEX rule book, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

**"IEX Specifications"** means the specifications for the IEX System with which Controlled Data Recipient's system(s) must comply, as may be amended from time to time; available at https://exchange.iex.io/resources/trading/documents/ or its successor site(s).

**"IEX System"** means IEX's system for the creation of, provision of access to and/or distribution of IEX Market Data.

**"IEX Website"** means the IEX website located at https://exchange.iex.io/ or its successor site(s).

**"Non-Professional Data User"** means a natural person or qualifying trust that uses IEX Market Data only for personal purposes and not for any commercial purposes, and for a natural person who works in the United States, is not (i) registered or qualified in any capacity with the Securities and Exchange Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (ii) engaged as an "investment adviser" as that term is defined in Section 202(a)(11) of the Investment Advisers Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt; or, for a natural person who works outside the United States, does not perform the same functions as would disqualify such person as a Non-Professional Data User if he or she worked in the United States.

**"Person"** means any individual natural person, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

**"Professional Data User"** means any Person other than a Non-Professional Data User.

**"Regulatory Requirements"** means, as in effect from time to time, (a) the rules, regulations, interpretations, decisions, opinions, orders, and other requirements of the U.S. Securities and Exchange Commission or other applicable regulatory authorities; (b) the rules and regulations, disciplinary decisions, and rule interpretations of IEX; (c) IEX's decisions, interpretations, user guides, operating procedures, requirements, and other documentation that is regulatory or technical in nature published on the IEX Website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other legal or regulatory requirements.

**"Vendor"** means the undersigned, who is a "Data Subscriber" as that term is defined in the IEX Data Subscriber Agreement, as may be amended from time to time.

**"Vendor's Service"** means the service from a Vendor, including but not limited to the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and distributing IEX Market Data to or by Controlled Data Recipient.

2. **License**. Controlled Data Recipient may not sell, lease, furnish or otherwise permit or provide access to IEX Market Data to any other Person or to any other office or place. Controlled Data Recipient may not engage in the operation of any illegal business use or permit anyone else to use IEX Market Data, or any part thereof, for any illegal purpose or in violation of any Regulatory Requirements. Controlled Data Recipient may not present IEX Market Data rendered in any unfair, misleading, or discriminatory format. Controlled Data Recipient shall take reasonable security precautions to prevent unauthorized Persons from gaining access to IEX Market Data.

Use by Non-Professional Data Users. IEX Market Data is licensed only for personal, non-commercial use by a Non-Professional Data User. By representing to Vendor that Controlled Data Recipient is a Non-Professional Data User, or by continuing to pay any applicable fees for use by a Non-Professional Data User, Controlled Data Recipient is affirming to Vendor and IEX that Controlled Data Recipient meets the definition of Non-Professional Data User as set forth herein and in the IEX Market Data Policies. A Non-Professional Data User shall comply promptly with any reasonable request from IEX, or its designee, for information regarding the Non-Professional Data User's receipt, processing, display, use, and distribution of IEX Market Data.

Use by Professional Data Users. IEX Market Data is licensed for internal business use and/or personal use by a Professional Data User. Professional Data User shall make its premises available to IEX, or its designee, for physical inspection of Vendor's Service that provides IEX Market Data and of Professional Data User's use of IEX Market Data in accordance with the IEX Market Data Policies, to ensure compliance with this Agreement.

3. **Proprietary Nature of IEX Market Data.** Controlled Data Recipient acknowledges that the IEX Market Data and the IEX System constitute valuable property of IEX. The IEX System and all IEX Market Data, including but not limited to, any and all intellectual property rights, shall, as between IEX and Controlled Data Recipient, be and remain the sole and exclusive property of IEX. Controlled Data Recipient shall not, by act or omission, diminish, or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensors, licensees, transferees, and assignees, of their proprietary or other rights in the IEX Market Data and the IEX System. Controlled Data Recipient acknowledges and agrees that third-party information providers that provide information, goods, and services to IEX in connection with the creation of IEX Market Data may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly, Controlled Data Recipient's rights under this Agreement with respect to IEX Market Data including or based on such third-party information and data is subject to requirements that may be imposed by the respective third-party information providers from time to time, notwithstanding any terms and conditions of this Agreement to the contrary. Controlled Data Recipient must attribute IEX as the source of IEX Market Data in accordance with the IEX Market Data Policies.

4. **Use of Name.** Controlled Data Recipient acknowledges and agrees that IEX and its Affiliates have proprietary rights in IEX's names and Controlled Data Recipient shall not use the names "IEX," "IEX DEEP," "IEX TOPS," "Investors' Exchange", or any other names in which IEX has proprietary rights, in any way that could infringe upon any such names and shall not use these names in any advertising or marketing materials, without IEX's prior written consent, which consent may be withheld in IEX's sole discretion, or subject to another agreement between the parties. Controlled Data Recipient acknowledges and agrees that IEX has proprietary rights in certain trademarks, service marks, copyrights or patents, registered or unregistered, by IEX or its Affiliates and Controlled Data Recipient shall not use these trademarks, service marks, copyrights or patents, registered or unregistered, in any way that would infringe upon such trademarks, service marks, copyrights or patents.

5. **Fees.** If Controlled Data Recipient is required to pay any IEX Market Data fees directly to IEX, Controlled Data Recipient agrees to make timely payment of such IEX Market Data fees for its receipt, use and distribution of IEX Market Data on its behalf and on behalf of its Affiliates in accordance with this Agreement, the IEX Market Data Policies and Fee Schedule. Controlled Data Recipient shall pay IEX, on demand or upon invoice, interest on any amounts due IEX pursuant to this Agreement which are not paid within thirty (30) days after the applicable due date. Interest shall accrue at a rate equal to the lesser of (i) one and one-half percent (1.5%) per month or (ii) the maximum amount permitted by applicable law, for the period commencing thirty (30) days after the applicable due date and ending upon receipt of payment by IEX. Failure to make payment in full within sixty (60) days from the invoice date may result in suspension or termination of access to IEX Market Data. To the extent permitted by applicable law, Controlled Data Recipient acknowledges and

agrees that the suspension or termination of access to IEX Market Data via Vendor's Service for failure to make payments shall not be considered an improper limitation of access by IEX.

Controlled Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on IEX in connection with the net income of IEX) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision, use or distribution of IEX Market Data pursuant to this Agreement, and any related penalties or interest. In addition, if Controlled Data Recipient is required by applicable law to deduct or withhold any such tax, charge or assessment from the fees due IEX, then such fees due from Controlled Data Recipient to IEX shall be increased so that the net amount actually received by IEX after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the fees that are owed. Controlled Data Recipient will be solely responsible for any and all telecommunications costs and other expenses incurred in connecting to and maintaining its connection to the IEX System as well as for any and all costs relating to Controlled Data Recipient's invoicing and payment processes.

6. **System**. Controlled Data Recipient acknowledges and agrees that IEX, in its sole discretion, may from time to time make modifications, additions, and/or deletions to the IEX System or IEX Market Data or any aspect of either. Such modifications, additions, or deletions may require corresponding changes to be made to Vendor's Service which provides IEX Market Data. Controlled Data Recipient acknowledges and agrees that changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Controlled Data Recipient's access to or use of IEX Market Data, however, IEX shall not be responsible for any such effects. IEX does not endorse or approve any Vendor, Vendor's Service, or equipment utilized by Vendor or Controlled Data Recipient.

7. **Limitation of Liability; Disclaimer of Warranties**. EXCEPT TO THE EXTENT OF IEX'S FRAUD OR WILLFUL MISCONDUCT, THE IEX INDEMNIFIED PARTIES SHALL HAVE NO LIABILITY WHATSOEVER TO ANY CONTROLLED DATA RECIPIENT OR ITS AFFILIATES, OR TO ANY OTHER PERSON FOR ANY INDIRECT, SPECIAL, EXEMPLARY, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY NATURE (INCLUDING BUT NOT LIMITED TO, DAMAGES FOR LOSS OF BUSINESS, LOSS OF PROFITS, LOSS OF REVENUES OR ANTICIPATED PROFITS, BUSINESS INTERRUPTION, LOSS OF OR DAMAGE TO DATA, TRADING LOSSES, REPUTATIONAL DAMAGES, LOST SAVINGS OR OTHER SIMILAR PECUNIARY OR INDIRECT LOSS), RESULTING FROM, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT, THE ADDITIONAL DOCUMENTATION, OR ANY USE OF THE IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, FOR ANY INACCURATE OR INCOMPLETE IEX MARKET DATA RECEIVED FROM IEX OR FROM ANY OTHER PARTY, ANY DELAYS, INTERRUPTIONS, ERRORS, UNAVAILABILITY, OR OMISSIONS IN THE FURNISHING THEREOF, OR BY REASON OF SUSPENSION IN OPERATION, EVEN IF THE IEX INDEMNIFIED PARTIES HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, TO THE MAXIMUM EXTENT PERMITTED BY LAW. IEX DOES NOT REPRESENT OR WARRANT THAT THE IEX MARKET DATA WILL MEET ANY OR ALL OF CONTROLLED DATA RECIPIENT'S PARTICULAR REQUIREMENTS, THAT THE IEX MARKET DATA WILL BE COMPLETELY SECURE OR THAT ANY ERRORS IN THE IEX MARKET DATA CAN BE FOUND IN ORDER TO BE CORRECTED.

IEX WILL MAKE COMMERCIALLY REASONABLE EFFORTS TO OFFER IEX MARKET DATA AND MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM, IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES. NOTWITHSTANDING THE FOREGOING, CONTROLLED DATA RECIPIENT ACKNOWLEDGES THAT ALL IEX MARKET DATA AND ANY AND ALL MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM AND IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES, ARE BEING PROVIDED "AS IS," "WHERE IS," AND "AS AVAILABLE." CONTROLLED DATA RECIPIENT ACKNOWLEDGES THAT TO THE FULLEST EXTENT PERMITTED BY LAW, THE IEX INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS, IMPLIED, OR STATUTORY WITH RESPECT TO IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, ANY

EXPRESS, IMPLIED OR STATUTORY REPRESENTATIONS, WARRANTIES OR CONDITIONS OF TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, RESULTS, QUALITY, PERFORMANCE, SPEED OF DELIVERY, FUNCTIONALITY, RELIABILITY, ACCURACY, FREEDOM FROM INTERRUPTION, ANY IMPLIED WARRANTIES ARISING BY STATUTE OR OTHERWISE IN LAW OR ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE, OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY, OR FITNESS FOR A PARTICULAR PURPOSE ARISING OUT OF OR RELATED TO (I) THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION; (II) THE IEX MARKET DATA AND ALL MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM, IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES; AND/OR (III) SECURITY ASSOCIATED WITH THE TRANSMISSION OF INFORMATION OR IEX MARKET DATA TO OR FROM IEX. CONTROLLED DATA RECIPIENT AGREES THAT THE IEX MARKET DATA IS NOT INVESTMENT ADVICE NOR DOES IT CONSTITUTE OPINIONS OR BELIEFS OF IEX, OR ANY OF ITS RESPECTIVE AFFILIATES OR ANY OF ITS RESPECTIVE EMPLOYEES. IEX EXPRESSLY DISCLAIMS ANY LIABILITY FOR ANY LOSS OR INJURY CAUSED IN WHOLE OR IN PART BY NEGLIGENCE OR ANY OTHER ERROR MADE BY HUMAN OR MACHINE CONCERNING THE PRODUCTION, COMPILATION, OR DISTRIBUTION OF IEX MARKET DATA. CONTROLLED DATA RECIPIENT EXPRESSLY ASSUMES THE ENTIRE RISK FOR THE RECEIPT, USE, RESULTS AND PERFORMANCE OF IEX MARKET DATA.

EXCEPT TO THE EXTENT OF IEX'S FRAUD OR WILLFUL MISCONDUCT, THE AGGREGATE LIABILITY OF IEX ARISING UNDER OR RELATED TO THIS AGREEMENT, THE ADDITIONAL DOCUMENTATION, OR THE SUBJECT MATTER HEREOF FOR ALL CLAIMS, COSTS, LOSSES AND DAMAGES IS LIMITED TO THE AMOUNT OF CONTROLLED DATA RECIPIENT'S DIRECT DAMAGES THAT ARE ACTUALLY INCURRED IN REASONABLE RELIANCE, AND WHICH SHALL NOT EXCEED THE FEES ACTUALLY PAID TO IEX BY CONTROLLED DATA RECIPIENT OVER THE TWELVE (12) CALENDAR MONTHS IMMEDIATELY PRECEDING THE ALLEGED INJURY OR DAMAGE THAT GAVE RISE TO THE LIABILITY. IEX AND ITS AFFILIATES SHALL NOT BE LIABLE TO CONTROLLED DATA RECIPIENT OR TO ANY OTHER PERSON FOR THE INACCURACIES, DELAYS, INTERRUPTIONS, ERRORS, UNAVAILABILITY, OR OMISSIONS OF IEX MARKET DATA FROM IEX'S THIRD-PARTY INFORMATION PROVIDERS OR FROM ANY IEX MARKET DATA RECEIVED FROM A DATA SUBSCRIBER.

8. **Claims and Losses.** Controlled Data Recipient agrees to indemnify, defend, and hold harmless the IEX Indemnified Parties, and any third parties that provide information, goods, and services to IEX in connection with this Agreement or the Additional Documentation, from and against any and all Claims and Losses imposed on, incurred by, or asserted against the IEX Indemnified Parties by a third party or government agency resulting from, in connection with, or arising out of: (a) the receipt, use, or distribution of IEX Market Data received by Controlled Data Recipient or its Affiliates; (b) any failure by Controlled Data Recipient or its Affiliates to comply with any of the terms and conditions of this Agreement, the Additional Documentation or its obligations hereunder, or any misuse of IEX Market Data, the IEX System, or IEX Specifications; (c) any claim, action, or allegation by any third party that the use of Controlled Data Recipient's products or services (except the IEX Market Data) infringes or misappropriates any U.S. copyright, patent, trademark, trade secret, or other intellectual property right; (d) any Claims or Losses imposed on, incurred by, or asserted against the IEX Indemnified Parties by any Person relating to IEX's exercise of its remedies against Controlled Data Recipient pursuant to this Agreement or the Additional Documentation, excluding any such assertion caused by acts or omissions of IEX; (e) breach of warranty by Controlled Data Recipient or its Affiliates; or (f) any defense or participation by the IEX Indemnified Parties in any action, suit, arbitration, or judicial or administrative proceeding involving any Claims or Losses described in this Section.

IEX will promptly notify Controlled Data Recipient in writing (email being acceptable) of any claim, action, or allegation subject to this Section 8; however, failure to promptly notify Controlled Data Recipient of a claim, action, or allegation shall not relieve Controlled Data Recipient of its indemnification obligations hereunder except to the extent Controlled Data Recipient proves that such failure prejudiced the rights of Controlled Data Recipient. Controlled Data Recipient shall have sole control of the defense of any action to which this indemnity relates, but, upon IEX's request, shall inform IEX of the status of any proceedings or negotiations, and IEX will reasonably cooperate to facilitate such defense and Controlled Data Recipient shall be liable to IEX for IEX's reasonable expenses, including but not limited to, reasonable attorneys' fees (excluding reimbursement for the time value of IEX employees, directors, and/or other agents or advisors in providing such cooperation). Notwithstanding the foregoing, Controlled Data Recipient, in defending any such claim, action, or allegation, except with the prior written consent of the IEX Indemnified Parties, shall not (i) consent to entry of any judgment; (ii) enter into any settlement which includes any admission of guilt and does not include an unconditional and irrevocable release of such Claims and Losses; (iii) in any way restrict or impair IEX's intellectual property rights; or (iv) subject the IEX Indemnified Parties to any obligation in addition to those set forth herein. Controlled Data Recipient shall provide as an unconditional term the grant by the claimant to the IEX Indemnified Parties of an unconditional and irrevocable release of all liabilities in respect to such claim, action, or allegation

9. **Termination.** Controlled Data Recipient acknowledges and agrees that IEX, when required to do so in fulfillment of statutory obligations or otherwise, or where directed by a regulatory authority having jurisdiction over IEX or its Affiliates, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use IEX Market Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of IEX Market Data and confirm such compliance by prompt written notice to IEX. Any affected Person will have available to it such procedural protections as are provided by applicable Regulatory Requirements. In addition to the termination rights permitted under any agreement Controlled Data Recipient may have with Vendor, this Agreement may be terminated by Controlled Data Recipient upon 30 days' written notice to Vendor and by IEX upon 30 days' written notice either to Vendor or Controlled Data Recipient. Notwithstanding the foregoing, IEX may suspend Controlled Data Recipient's access to IEX Market Data in its sole discretion or terminate this Agreement immediately upon written notice by IEX either to Vendor or Controlled Data Recipient in the event that: (a) Controlled Data Recipient is not permitted to receive or is otherwise prevented from receiving IEX Market Data or if IEX is not permitted to distribute or is otherwise prevented from distributing IEX Market Data, or any part thereof; (b) any representation, warranty, or certification made by Controlled Data Recipient in this Agreement or in any other document furnished by Controlled Data Recipient is false or misleading; (c) Controlled Data Recipient's default of its obligations or covenants under this Agreement or Controlled Data Recipient's breach of any representation, warranty, certification, or other provision of this Agreement, after IEX has notified Vendor or Controlled Data Recipient in writing that such action constitutes a default or breach hereunder and has not been cured within five (5) business days from receipt of such notification by IEX; or (d) IEX, in its sole reasonable discretion, determines that any failure on the part of Controlled Data Recipient to comply with this Agreement has or is likely to have an adverse impact on the operation or performance of the IEX System, IEX Market Data, or IEX generally, or is likely to cause harm to IEX's interests should termination be delayed. Notwithstanding any termination under this Section 9, in no event shall termination relieve Controlled Data Recipient of its obligation to pay any fees owed to IEX for its receipt, use, and distribution of IEX Market Data for the month during which termination becomes effective.

10. **Notices.** All communications required to be given in writing to IEX under this Agreement by Controlled Data Recipient shall be directed to:

    Investors' Exchange LLC
    3 World Trade Center, 58th Floor
    New York, NY 10007
    Attention: Market Operations
    Email: marketops@iextrading.com
    With a copy to: legal@iextrading.com

Direct communication to Controlled Data Recipient at the last address known to Vendor shall be considered given (a) if delivered by email, the next business day after delivery, which may be evidenced by an electronic delivery receipt or other acknowledgement by the recipient of such receipt, or (b) upon posting the notice or other communication on the IEX Website. Controlled Data Recipient shall promptly give written notice to Vendor of any change in the name or place of residence or business, or change in email address, at which IEX Market Data is received.

11. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Controlled Data Recipient may not assign this Agreement in whole or in part without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Controlled Data Recipient may assign this Agreement in its entirety to (a) a successor of Controlled Data Recipient by consolidation, merger, or operation of law; or (b) a purchaser of all or substantially all of Controlled Data Recipient's assets, provided that Controlled Data Recipient (i) is not currently in breach of this Agreement and (ii) provides at least thirty (30) days' prior written notice to IEX. IEX may require the assignee to sign a new agreement with IEX or to provide such other information as IEX shall reasonably request. IEX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice (email notice being acceptable) to Vendor and Controlled Data Recipient. IEX may assign this Agreement in its entirety, without notice to or consent of the Controlled Data Recipient, in connection with a merger, acquisition, corporate reorganization, or sale of all or substantially all of its assets to which this Agreement relates. Subject to the foregoing, this Agreement shall bind and inure to the benefit of each party's respective successors and permitted assigns. Any assignment of this Agreement, in whole or in part, in violation of this Section 11 shall be null and void.

12. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

13. **Entire Agreement; Amendment; Waiver.** Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Documentation shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all terms, conditions and representations of the Agreement with respect to its subject matter and supersedes all prior writings or understandings.

    Except as may otherwise be set forth in this Agreement or the Additional Agreements, IEX or its Affiliates may amend this Agreement, the IEX Market Data Policies, or the IEX Specifications upon ninety (90) days' prior written notice to either Vendor or Controlled Data Recipient, and any receipt or use of IEX Market Data after such date is deemed acceptance of such amendment(s). IEX may amend this Agreement without notice where the amendment is to introduce a new IEX Market Data product.

    No failure or delay to exercise any right, power, or privilege under this Agreement, and no course of dealing with respect to any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

14. **Governing Law; Venue; Waiver of Jury Trial.** This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state and federal courts in Manhattan, New York, and each party hereby submits to the jurisdiction of such courts. THE PARTIES HEREBY AGREE, TO THE EXTENT PERMITTED BY

APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM, OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT.

15. **Headings.** Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

16. **Third-Party Beneficiary.** Vendor and Controlled Data Recipient hereby designate IEX and the IEX Indemnified Parties as third-party beneficiaries of this Agreement, having the right to enforce any provision herein.

17. **Cumulative Remedies.** Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties or otherwise.

18. **Counterparts.** This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement. This Agreement may be executed and delivered by electronic means by either of the parties and the receiving party may rely on the receipt of such document so executed and delivered electronically as if the original had been received.

[*Remainder of page intentionally left blank. Signature page follows.*]

IN WITNESS WHEREOF the parties hereto have caused this IEX Controlled Data Recipient Agreement to be executed by their duly authorized representatives.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Professional Data User or Non-Professional Data User.

**Type of Controlled Data Recipient:** ☐ Individuals - Complete Section A.

☐ Firm or Organization - Complete Section B.

A. Individual Controlled Data Recipient Information

Name: ____________________

Signature: ____________________

Date: ____________________

**Data User Type:** ☐ Professional Data User ☐ Non-Professional Data User*

**To qualify as a Non-Professional Data User, you must meet all of the criteria set forth in the definition of Non-Professional Data User under the Agreement and the IEX Market Data Policies. IEX or Vendor may request documentation evidencing your status as a Non-Professional Data User.*

B. Organizational Controlled Data Recipient Information

Organization Name: ____________________

Representative Name: ____________________

Title: ____________________

Signature: ____________________

Date: ____________________

**The representative specified above must be authorized in writing by the organization or firm to execute the Agreement. IEX may request documentation evidencing this authority.*

---

C. Vendor Information (for Vendor Use Only)

Vendor Name: ____________________

Representative Name: ____________________

Title: ____________________

Signature: ____________________________________________

Date:________________________________________________

**The representative specified above must be authorized in writing by Vendor to execute the Agreement. IEX may request documentation evidencing this authority.*

**Addendum F-20**

# IEX Non-Display Use Declaration

This Non-Display Use Declaration is delivered in connection with, and shall constitute a part of, Data Subscriber's IEX Data Subscriber Agreement with Investors' Exchange LLC ("IEX"). All capitalized terms used herein that are not defined in this Non-Display Use Declaration shall have the respective meanings given to them in the IEX Data Subscriber Agreement and IEX Market Data Policies, as applicable. By submitting this Non-Display Use Declaration, Data Subscriber agrees that it and its Affiliates' Non-Display use of IEX Market Data shall comply with the terms and conditions of the IEX Data Subscriber Agreement and IEX Market Data Policies. The Non-Display Use Declaration must be completed by each Data Subscriber annually by January 31 of each year and submitted to IEX via the IEX Website or via email to marketops@iextrading.com.

Date: ___________________________

## Data Subscriber Information

Name: ________________________________________________________

Primary Business Street Address: _______________________________________

Primary Business City, State, and Zip: ____________________________________

## Billing Information

Same as Primary Business Address ☐

Billing Street Address: ___________________________________________

Billing City, State, Zip: ___________________________________________

## Member Information (*if applicable*)

CRD Number: __________________________

MPID: ________________________________

Clearing Firm Number: ___________________

## Contact Information

| Business Contact | Billing/Accounts Payable Contact |
|---|---|
| Name: ________________________________ | Name: ________________________________ |
| Title: ________________________________ | Title: ________________________________ |
| Phone: _______________________________ | Phone: _______________________________ |
| Email: ________________________________ | Email: ________________________________ |

<u>**Non-Display Use**</u>

**"Non-Display"** use refers to accessing, processing, or consuming Real-Time IEX Market Data for a purpose other than (i) solely facilitating Data Subscriber's display of the Real-Time IEX Market Data or (ii) solely internally or externally distributing the Real-Time IEX Market Data. Further internal or external distribution of the data refers solely to the transportation or dissemination to another server, location, or device.

Examples of Non-Display use include, but are not limited to, internally matching buy and sell orders within an organization, automated trading, order routing, order management, investment analysis, risk management, surveillance, compliance, and portfolio valuation.

For additional information regarding Non-Display use, please see Section 13 of the IEX Market Data Policies or contact marketops@iextrading.com.

<u>Will your organization use Real-Time IEX Market Data for Non-Display purposes</u>? ☐ Yes ☐ No

If "Yes" is indicated above, please complete the below.

<u>**Categories of Non-Display Use**</u>

There are two categories of Non-Display use for purposes of the Fee Schedule: (1) Non-Display use in a Trading Platform and (2) all other Non-Display use.

**(1) Non-Display Use in a Trading Platform**

The fee for Non-Display use in a Trading Platform is applicable where Data Subscriber's use of Real-Time IEX Market Data is for the purpose of internally matching buy and sell orders within an organization. This category includes, but is not limited to, alternative trading systems (ATS's), broker crossing networks, broker crossing systems not filed as ATS's, dark pools, multilateral trading facilities, exchanges, and systematic internalization systems.

Note: the fee for Non-Display use in a Trading Platform is charged per Data Subscriber and represents the maximum charge per Data Subscriber regardless of the number of Trading Platforms operated by the Data Subscriber.

<u>Does your organization use Real-Time IEX Market Data for Non-Display use in a Trading Platform?</u>

| | | |
|---|---|---|
| IEX TOPS | ☐ Yes | ☐ No |
| IEX DEEP | ☐ Yes | ☐ No |
| IEX DEEP+ | ☐ Yes | ☐ No |

If "Yes" is indicated above, please specify the name(s) of any Trading Platform(s):

_______________________________________________

_______________________________________________

_______________________________________________

**(2) All Other Non-Display Use**

The fee for all other Non-Display use is applicable where Data Subscriber's Non-Display use of Real-Time IEX Market Data is for a purpose other than operating a Trading Platform. Non-Display use under this category includes, but is not limited to, automated trading, order routing, order management, investment analysis, risk management, surveillance, compliance, and portfolio valuation. Only one such fee applies to each Data Subscriber regardless of the number of Non-Display uses of the data the Data Subscriber makes within this category.

Does your organization use Real-Time IEX Market Data for Non-Display use for any other purpose than operating a Trading Platform?

| | | |
|---|---|---|
| IEX TOPS | ☐ Yes | ☐ No |
| IEX DEEP | ☐ Yes | ☐ No |
| IEX DEEP+ | ☐ Yes | ☐ No |

If "Yes" is indicated above, please provide a description of your organization's Non-Display use:

______________________________________________

______________________________________________

______________________________________________

**Acceptance**

By signing below, Data Subscriber certifies that the information provided in connection with this Non-Display Use Declaration is complete and accurate and agrees to promptly inform IEX of any changes to the information provided above. Data Subscriber further agrees to pay any applicable fees directly to IEX in accordance with the Fee Schedule based on the information provided above, which shall be billed by IEX directly to Data Subscriber in accordance with the IEX Data Subscriber Agreement.

______________________________
Data Subscriber Name

______________________________ ______________________
Signature of Data Subscriber Authorized Representative Title

______________________________ ______________________
Printed Name Date



Subject to the filing and effectiveness of an SEC rule filing